San Juan Financial, Inc.
4410 Newton Street
Denver, CO 80211



September 4, 2001


United States Securities and Exchange Commission
Washington, D.C. 20549



RE:      San Juan Financial, Inc.
         Registration Statement on Form SB-2
         Registration Number 333-57030
         Filed: March 14, 2001

To Whom It May Concern:

     San Juan Financial, Inc. hereby withdrawals its registration statement filed on form SB-2 with the Securities and Exchange Commission on March 14, 2001. The Company withdraws its statement in order to evaluate its current business model and access current and future strategies. We feel it is in the best interest of the public that this action is taken.


Best Regards,



/signature/
Troy L. Fullmer
President/CEO







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